December 9, 2015

RE: Increased Cash offer for your CNL Growth Properties investment.

Dear Fellow Shareholder,

You may have recently read that CNL Growth Properties' share repurchase program has been suspended since September 2014, and you may have received an offer to purchase your shares for $5 from Everest REIT Investors I, LLC.  However, CMG will pay you $5.25 per Share in cash.  Our offer price exceeds the Everest offer, and our offer provides you with more time to consider. Per the terms of our offer, shareholders who tender to us would still be entitled to any distributions that are paid on or before January 15, 2016 (and the REIT has announced that it intends to pay between $1.00 and $1.70 per share prior to the end of 2015, which you would keep under this Offer).  Assuming the REIT pays the special distribution by January 15, 2016, shareholders who elect to tender their shares would receive between $6.25 and $6.95 per share, depending on the amount of the special distribution (tender offer proceeds plus the special distribution). However, the REIT has stated concerning the higher possible distribution that "there can be no assurance that stockholders will receive a special distribution amount greater than $1.00 per share."  Please note that the enclosed Offer packet refers to the original $5 per Share price; this letter amends each such reference from $5 to $5.25 per Share. You can check our website for any other amendments or updates concerning the Offer at www.cmginvestments.com/CNLGrowth.pdf.
As noted, CNL Growth Properties has suspended its share redemption program and is not listed on any exchange, making the shares illiquid and difficult to sell. If you want to cash out your investment, this offer provides you with the ability to sell your Shares. While the REIT is planning on paying a special distribution of between $1.00-$1.70 per Share in December, the company is not paying a regular dividend. Shareholders may prefer to sell and re-deploy the proceeds into a regular income-producing investment.  You may also be able to sell your shares now in auctions, possibly at higher prices--as further detailed on the reverse.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in less time than an auction sale.  If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. If available to you, please also include a copy of a recent account statement concerning your CNL Growth Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from CNL Growth Properties' transfer agent.  There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer and the enclosed Offer (as amended by this letter to reflect the increased price and the recently announced distribution). If you have any questions, please call us at (425) 376-0693.  If you have already tendered your shares to Everest, you can withdraw from that tender by providing notice of withdrawal to them prior to January 4, 2016.  If you have any questions regarding this process, we are happy to help: give us a call.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by January 15, 2016, if you wish to take advantage of this offer.

There has been limited trading of CNL Growth Properties in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported sales of Shares on secondary markets at $5.85 per Share and $5.70 per Share, respectively, in the most recent issues (Jul/Aug 2015 and Fall 2015, respectively).  However, auction trades are typically structured such that all subsequent distributions belong to the buyer, therefore, the proceeds of an auction trade conducted now would be reduced by the special distribution amount (between $1.00 and $1.70 per share).  By contrast, per the terms of our offer, tendering shareholders are entitled to keep all distributions paid on or before January 15, 2016.  Moreover, auction trades can be burdensome and typically involve substantial fees and commissions, often amounting to 10% or more of the transaction amount.  Additionally, the total number of the REIT's Shares traded on the secondary market between June 1, 2015 and July 31, 2015, as reported by Direct Investments Spectrum, represented approximately 0.005% of the total Shares outstanding. Within this timeframe, only one auction trade was completed totaling less than $7,000 in sales volume. By contrast, our Offer provides up to $7,875,000 in proceeds available to satisfy Shareholders' demand for liquidity.

CNL Growth Properties' share repurchase program had last been repurchasing shares at $9.89 per share.  However, as noted, this program has been suspended since September 15, 2014, and will be until further notice.  Furthermore, if the program is reinstated it would likely repurchase shares at lower prices. CNL Growth Properties has estimated that its net asset value is $9.40 (before the $1.00 - $1.70 per Share special distribution). Please note: The Offer Price will remain the same at $5.25 per Share, regardless of whether the special distribution is $1.00 or $1.70, and you will keep that distribution.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.  Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  Please also include a copy of your CNL Growth statement to assist in the completion of the transaction.  You will receive your check promptly following our receipt of written confirmation from the Company's transfer agent that the transfer has occurred.

CMG is not affiliated with CNL Growth Properties, Inc. or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 1,500,000 Shares, or 6.66% of the total shares outstanding, and will expire at 11:59 P.M. PST on January 15, 2016.

Shortly, you should receive a letter from CNL Growth Properties regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from CNL Growth Properties or on the SEC's EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•            Our offer price was determined by applying a 32% liquidity discount to the REIT's estimated per share value, after deducting $1.70 per Share (the high-end of the just announced special distribution amount).  If the REIT only distributes $1.00 per Share (the low-end of the just announced special distribution amount),  the effective liquidity discount would be 38%.  Please note that we are not qualified real estate appraisers and cannot attest to this methodology.  Whether or not the REIT's appraised value estimate proves to be correct, we believe that the company's shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares' potential value if a full liquidity event involving the company were to occur.

•            Any and all dividends paid or payable to you by the company after January 15, 2016, will belong to CMG.  To the extent you are paid and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell "All" your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.  You are entitled to keep all distributions (including the announced special distribution of $1.00-$1.70 per share) that are paid on or before January 15, 2016.  If any of that distribution, or any other distribution, is paid to you after January 15, 2016, however, it will belong to CMG (either deducted from the proceeds we issue to you or payable back to CMG by you).